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                           FOSTER WHEELER CORPORATION

 STATEMENT OF COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES AND
        COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDEND REQUIREMENTS
                                    ($000'S)
                                    UNAUDITED

                                                                                         Fiscal Year
                                              9 months     -----------------------------------------------------------------
                                                1996          1995          1994          1993          1992          1991
                                             ---------     ---------     ---------     ---------     ---------     ---------
Earnings:
--------
Net Earnings/(Loss)                          $  72,466     $  28,534     $  65,410     $  57,704     $ (45,755)    $  43,268
Taxes on Income                                 42,080        41,129        41,457        39,114        22,321        18,017
Cumulative Effect of Change in
   Accounting Principle                                                                                 91,259
Total Fixed Charges                             53,045        60,920        45,412        43,371        46,365        41,631
Capitalized Interest                            (4,297)       (1,634)         (467)         (213)       (1,739)       (7,824)
Capitalized Interest Amortized                   1,705         2,273         2,189         2,180         2,111         1,798
Equity Earnings of non-consolidated
   associated companies accounted for
   by the equity method, net of Dividends         (962)       (1,578)         (623)         (883)          771        (1,301)
                                             ---------     ---------     ---------     ---------     ---------     ---------
                                             $ 164,037     $ 129,644     $ 153,378     $ 141,273     $ 115,333     $  95,589
Fixed Charges:
-------------
Interest Expense                             $  40,387     $  49,011     $  34,978     $  33,558     $  34,159     $  24,540
Capitalized Interest                             4,297         1,634           467           213         1,739         7,824
Imputed Interest on non-capitalized
   lease payments                                8,361        10,275         9,967         9,600        10,467         9,267
                                             ---------     ---------     ---------     ---------     ---------     ---------
                                             $  53,045     $  60,920     $  45,412     $  43,371     $  46,365     $  41,631

RATIO OF EARNINGS TO FIXED CHARGES                3.09          2.13          3.38          3.26          2.49          2.30


*There were no preferred shares outstanding during any of the periods indicated and therefore the consolidated ratio of earnings to fixed charges and combined fixed charges and preferred share dividend requirements would have been the same as the consolidated ratio of earnings to fixed charges and combined fixed charges for each period indicated.


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